[Graphic Appear Here]

April 18, 2013

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	bebe stores, inc.

Form 10-K for Fiscal Year Ended June 30, 2012

Filed September 13, 2012

Form 10-Q for Fiscal Quarter Ended December 29, 2012

Filed February 7, 2013

Response submitted March 21, 2013

File No. 000-24395

Dear Ms. Jenkins:

This letter sets forth the responses of bebe stores, inc. (the “Company”, “we”, “us” and “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 5, 2013 regarding the Staff’s review of the Company’s Annual Report on Form 10-K filed for the fiscal year ended June 30, 2012 which was filed on September 13, 2012 (the “Form 10-K”) and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2012 (the “Form 10-Q”) which was filed on February 17, 2013.

The comments included your letter have been repeated in italics and our response follows each comment.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

Results of Operations, page 23

1. We note your response to our prior comment 1. In your response, you provided quarterly and annual “internal margin” percentages among stores and on-line divisions. Please clarify for us what is included in this “internal margin” measure and how this measure relates to gross margin as presented on your income statement.

As described on page 23 of the Form 10-K, our gross margin is calculated with a cost of sales figure that includes the cost of merchandise, occupancy costs and production costs. Our internal margin percentages exclude occupancy costs and production costs. Because our on-line stores have limited occupancy costs when compared to our other stores, we believe that the internal margin percentages previously provided to the Staff give the most accurate comparison.

4 0 0    V A L L E Y    D R  I V E ,    B R I S B A N E ,    C A   9 4 0 0 5 - 1 2 0 8     P H   4 1 5 . 7 1 5 . 3 9 0 0

F A X   4 1 5 . 7 1 5 . 3 9 3 9

Form 10-Q for Fiscal Quarter Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

2. We note your response to our prior comment 2. We note that for the 2013 fiscal year-to-date period, the 1% increase in on-line sales is approximately 10% of the aggregate change in your comparable stores sales metric. Further, we also note that the inclusion of on-line sales increased the comparable store sales percentage by 3.2% during the year ended June 30, 2012. Providing such information is material to investors. As such, please confirm that in future filings you will present this key performance indicator in a manner that either separately quantifies the on-line activity or provides transparent disclosure regarding the impact of on-line sales on the comparable store sales metric. Please provide us draft disclosure to be included in future filings.

In future filings, which will reflect then-current circumstances, the Company proposes to enhance the disclosure that appears in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-Q and in the Form 10-K in a manner similar to the following:

We calculate comparable store sales by including the net sales of stores that have been open at least one year. Therefore, a store is included in the comparable store sales base beginning with its thirteenth month. Stores that have been expanded or remodeled by 15 percent or more or have been permanently relocated are excluded from the comparable store sales base. In addition, we calculate comparable store sales using a same day sales comparison. Our on-line store sales are also included in our comparable store sales base. The inclusion of our on-line store sales increased the comparable store sales percentage by 1.9% and 3.2% for the three months ended December 29, 2012 and December 31, 2011, respectively. For the six months ended December 29, 2012 and December 31, 2011, the inclusion of our on-line sales increased the comparable store sales percentage by 1.1% and 3.0%, respectively.

Notes to Condensed Consolidated Financial Statements, page 6

Fair Value Measurements, page 8

Non-Financial Assets, page 9

3. We note your response to our prior comment 3. Please confirm in future filings you will provide disclosures to address at-risk assets by including a discussion related to the total net book value at risk, percentage undiscounted cash flow exceeded net book value for each asset group, and major assumptions with an assessment of the sensitivity of such assumptions, as applicable. Please provide us with draft disclosure to be included in future filings.

In future filings, which will reflect then-current circumstances, the Company proposes to provide additional disclosures in our Notes to Condensed Consolidated Financial Statements included in our Form 10-Q and in our Form 10-K to address at-risk assets in a manner similar to the following:

The Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a non-recurring basis. During the three months ended December 29, 2012 and December 31, 2011, the Company recorded impairment charges of approximately $1.7 million and $0.4 million, respectively, related to under-performing stores. The impairment charge reduced the then carrying amount of the applicable long-lived assets of $2.8 million and $1.3 million to their fair value of $1.1 million and $0.9 million during the three months ended December 29, 2012 and December 31, 2011, respectively. During the six months ended December 29, 2012 and December 31, 2011, the Company recorded impairment charges of approximately $1.8 million and $0.4 million, respectively, related to under-performing stores. The impairment charge reduced the then carrying amount of the applicable long-lived assets of $2.9 million and $1.3 million to their fair value of $1.1 million and $0.9 million during the six months ended December 29, 2012 and December 31, 2011, respectively.

The fair market value of these assets was determined using the income approach and level 3 inputs, which required management to make significant estimates about future operating plans and projected cash flows. Management estimates the amount and timing of future cash flows based on its experience and knowledge of the retail market in which each store operates. The assumptions used in preparing the discounted cash flow model and the related sensitivity analysis around the discounted cash flow model include estimates for weighted average cost of capital (11.2%) and annual revenue growth rates (range from -10% to 25%). The stores not impaired had undiscounted cash flows that exceeded their net book value at a minimum of 110% and 71% for the three and six month periods ended December 29, 2012 and December 31, 2011, respectively.

This impairment charge is included in selling, general and administrative expenses (“SG&A”) in the accompanying condensed consolidated statements of operations and comprehensive income (loss). The Company was not required to measure any other significant non-financial assets and liabilities at fair value.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (415) 657-4556.

Sincerely,

/s/ Liyuan Woo

Liyuan Woo
Vice President, Controller, Principal Accounting Officer
bebe stores, inc.

cc:	Steve Birkhold, Chief Executive Officer

Walter Parks, Chief Operating Officer and Chief Financial Officer

Larry Smith, Senior Vice President and General Counsel

Tad Freese, Latham & Watkins LLP

Ellen Basilico, Deloitte and Touche LLP

Jamie Kessel, Securities and Exchange Commission

Brian Bhandari, Securities and Exchange Commission